NYSE-AMEX, TSX Symbol: NG

News Release

NovaGold’s Drilling in Ambler District Continues to Yield
High-Grade Intersections at Bornite Deposit

Includes 11.8 Meters Grading 7.5% Copper within Mineralized Interval of 110.6 Meters Grading 2.6% Copper

New South Reef Zone at Bornite Extended for 700 Meter
Strike Length and Remains Open

NovaGold Targets Producing 43-101-Compliant
Resource Estimate for Bornite in First Half of 2012

December 14, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold” or the “Company”) (NYSE-AMEX, TSX: NG) is pleased to announce significant new drill results from additional exploration drilling on the Bornite target located on the recently consolidated 180,000-hectare Upper Kobuk Mineral Project located in the Ambler mining district of Northwest Alaska. These results complement major intersections achieved in the initial phase of drilling at Bornite (please see the Press Release dated November 10, 2011).

Highlights of this phase of the drilling campaign are summarized below:

  RC11-194 intersected two mineralized intervals totaling 110.6 meters averaging 2.6% copper including 11.8 meters grading 7.5% copper;

  RC11-185 intersected 18.1 meters grading 3.8% copper. Overall the hole intersected two mineralized intervals totaling 121.3 meters averaging 1.4% copper;

  RC11-186 intersected three mineralized intervals totaling 153.1 meters averaging 1.2% copper including 67.8 meters grading 1.4% copper and 59.2 meters of 1.0% copper; and

  Receipt of assay over-limits on Hole RC11-187 results in revised mineralization intervals of 178 meters grading 4.0% copper and a high-grade intersection of 34.7 meters of 12.0% copper.

In addition to successful confirmation of historic drilling, exploration drilling to the northeast of the Bornite deposit encountered significant mineralization in a new area identified as the South Reef. Specifically, RC11-194 which drilled 110.6 meters of 2.6% copper, including 11.8 meters grading 7.5% copper, intersected the South Reef 700 meters along strike from RC11-187 which, as previously announced in the news release on November 10, 2011, exhibited a continuous interval of 178 meters grading 4.0% copper and a very high-grade intersection of 34.7 meters grading 12.0% copper. The South Reef which remains open is demonstrated in section ‘C-C’ attached and will be a focus of Bornite exploration drilling in 2012 to enable a resource estimate to be completed on this highly prospective zone.

NovaGold Resources Inc.

In reporting RC11-187 in the previous release certain drill intervals were under-reported because the amount of copper in certain samples exceeded the upper limits of the analytical method. Samples exceeding 40% copper have since been re-assayed to account for higher copper values. These over-limit results have increased the grade of this interval to 178 meters at 4.0% copper and 34.7 meters at 12.0% copper.

“Management believes that this is one of the most exciting copper opportunities in the industry and we are planning an increased work program next year to expand the newly identified South Reef deposit at Bornite as well as test a number of other VMS (volcanogenic massive sulfide) targets in the district. These outstanding drill results demonstrate the potential for Ambler to become one of the highest-grade and most- significant poly-metallic copper-dominant districts in the world,” said Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “It is a particularly welcome development for NovaGold shareholders that, at a time of ever-increasing resource nationalism in a number of the world's copper producing countries, this valuable asset, a company-maker in its own right, is located in the United States, one of the industry's very safest jurisdictions. We are encouraged by this season's drilling campaign and believe that our shareholders will derive significant value from direct ownership of these valuable and exciting assets.”

For drill results table and figures see Section “Bornite Drill Results and Sections” at the end of the release.

Spin-Off of NovaCopper is Proceeding with Preparation of Filings Being Completed

NovaGold recently announced a major re-organization of its asset and management structure whereby, among other measures, Mr. Van Nieuwenhuyse will move from his current role to the new position of President and Chief Executive Officer of NovaCopper Inc. (“NovaCopper”). It is proposed (please see Press Release dated November 16, 2011) that the shares of NovaCopper will be distributed to shareholders of NovaGold as a return of capital by way of a Plan of Arrangement (the “Plan”) under the Companies Act (Nova Scotia). The Plan will be voted on at a Special Meeting of Shareholders of NovaGold (“Special Meeting”), which NovaGold anticipates holding in February 2012. The Plan will be subject to multiple conditions including securityholder and Court approval, approval by, and listing of the NovaCopper shares on TSX and AMEX and completion of all regulatory filings. NovaCopper owns the Ambler project and will have a 100% interest in any mining project in the recently consolidated 180,000-hectare property located in the Ambler district of northwestern Alaska subject to the rights of NANA Regional Corporation, Inc. (“NANA”), an Alaska Native Corporation headquartered in Kotzebue, Alaska.

Ambler is a Highly Prospective and Valuable Asset in a Tier-One Jurisdiction

The Ambler district consists of two contemporaneous and adjacent mineralized belts, the Devonian Ambler poly-metallic Volcanogenic Massive Sulfide ("VMS”) belt hosting the Arctic deposit and the Devonian Bornite carbonate-hosted copper-cobalt belt hosting the Bornite deposit. The trend of the mineralized district extends for approximately 110 kilometers along strike.

The Bornite target is located approximately 26 kilometers southwest of NovaGold’s Arctic VMS deposit which hosts significant high-grade copper and zinc mineral resources. NovaGold announced the completion of a Preliminary Economic Assessment ("PEA”) on the Arctic deposit in a press release dated April 14, 2011. Based on the PEA, mining of the Arctic deposit is envisioned as an underground operation processing up to 4,000 tonnes of material per day.

NovaGold Resources Inc.

The current resource base of 16.8 million tonnes of indicated mineral resources grading 4.1% copper and 6.0% zinc and 12.1 million tonnes of inferred mineral resources grading 3.5% copper and 4.9% zinc conceptually support a 25-year mine life. The PEA, completed before the new drilling at Bornite, yielded the following Net Present Values (“NPVs”) for the Arctic Deposit alone:

Parameter (1,2)	Units (US$)	Base Case Prices[3]	Recent Metal Prices[4]
Before Tax NPV8%	Millions of Dollars	718	2,200
After Tax NPV8%	Millions of Dollars	505	1,600

(1) The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic conditions applied to them that would enable them to be categorized as mineral resources. There is no certainty that the PEA will ever be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) See NI 43-101 Preliminary Economic Assessment Ambler Project dated May 9, 2011 prepared by SRK Consulting and filed on SEDAR on May 10, 2011
(3) Using base case metal prices for copper, zinc, lead, gold and silver of US$2.50/lb, US$1.05/lb, US$1.00/lb, US$1,100/oz, and US$20/oz, respectively.
(4) Using recent metal prices for copper, zinc, lead, gold and silver of US$4.31/lb, US$1.20/lb, US$1.20/lb, US$1,425/oz, US$36/oz, respectively.

Bornite Drill Results and Sections

Fourteen holes totaling approximately 5,800 meters were drilled in 2011. During this drilling campaign, verification drilling has been successful in validating the previous drill results by Kennecott Exploration Company and Kennecott Arctic Company, which are subsidiaries of Rio Tinto, and exploration drilling intersected mineralization in previously untested zones. Of the results in this release, RC11-185 and RC11-186 were verification drill holes. RC11-192, RC11-194 and RC11-187 were exploration drill holes of which RC11-187 was a previously released hole and the receipt over-limit assay results has increased the grade. RC11-188, RC11-189 and RC11-190 were abandoned in poor ground before intersecting the target zone. RC11-191 and RC11-193, which drilled two separate targets to the North and West, had no significant intersections.

NovaGold Resources Inc.

Details of the most recent holes are shown below:

Table 1: Bornite Significant Drill Intervals

	from	to	Drill Interval (meters)	Drill Interval (feet)	Cu %	Co %	Au gpt	Ag gpt
DDH RC11-185	122.7	204.2	81.5	267.3	1.64	-	-	-
including	*173.74	191.8	18.1	59.4	3.78	-	-	-
	280.2	320.0	39.8	130.6	0.89	-	-	-
2 intervals totaling			121.3	398.0	1.39	-	-	-
DDH RC11-186	12.9	38.9	26.1	85.6	1.20	-	-	-
	148.1	207.3	59.2	194.2	1.05	-	-	-
	279.4	347.2	67.8	222.6	1.43	-	-	-
3 intervals totaling			153.1	502.3	1.24	-	-	-
DDH RC11-187**	408.0	586.0	178.0	584.1	4.01	-	-	-
including	*458.7	493.4	34.7	113.8	12.03	0.10	0.16	5.4
1 interval totaling			178.0	584.1	4.01	-	-	-
DDH RC11-192	396.1	480.7	84.6	277.4	1.54
1 interval totaling			84.6	277.4	1.54	-	-	-
DDH RC11-194	629.6	639.2	9.6	31.5	3.53	-	-	-
	661.1	762.1	101.0	331.4	2.56	-	-	-
including	*750.33	762.1	11.8	38.7	7.51	0.05	0.36	-
2 intervals totaling			110.6	362.9	2.64	-	-	-

Assumptions:
1.	Significant interval defined as a minimum 20%meter Cu interval (Cu% grade x interval length)
2.	Cutoff grade of 0.5 % Cu
3.	Internal dilution up to 6 continuous meters of <0.5% Cu
4.	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5.	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6.	Some rounding errors may occur
7.	Intervals >2.0% Cu are highlighted
8.	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results
* Internal higher grade interval
**Previously reported without final overlimits from three samples totaling 2.39 meters and grading 54.35, 55.34 and 42.62% Cu, respectively

NovaGold Resources Inc.

NovaGold Resources Inc.

NovaGold Resources Inc.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by NovaGold. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5 -meter minimum length, three-meter maximum length and 1.5 -meter average sample length. Drill core recovery averaged 95%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Chemex in Fairbanks for sample preparation and the sample pulps forwarded to ALS’s North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. NovaGold will also be submitting 5% of the assay intervals from prospective lithologies to an independent check assay lab.

Qualified Person

Heather Brown, P.Geo, GIS Database Geologist for NovaGold, and a Qualified Person as defined by National Instrument 43-101, has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net

604-669-6227 or 1-866-669-6227

# # #

NovaGold Resources Inc.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable securities legislations including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with NANA for the continued exploration and development of the Ambler district lands; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the capital and operating costs estimated in the preliminary economic assessment; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.